UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 23, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Approval from Insurance Regulatory and Development Authority of India (“IRDAI”) for acquisition of shares of HDFC Life Insurance Company Limited (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC ERGO”) by HDFC Limited and for transfer of entire shareholding of HDFC Limited in HDFC Life and HDFC ERGO to HDFC Bank Limited, in terms of Section 6A of the Insurance Act, 1938

June 23, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Ref:

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”) (“Proposed Amalgamation”)

Sub:

Approval from Insurance Regulatory and Development Authority of India (“IRDAI”) for acquisition of shares of HDFC Life Insurance Company Limited (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC ERGO”) by HDFC Limited and for transfer of entire shareholding of HDFC Limited in HDFC Life and HDFC ERGO to HDFC Bank Limited, in terms of Section 6A of the Insurance Act, 1938

This is in connection with our letter dated April 4, 2022 informing about the decision taken by the Board of Directors of HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013, and rules and regulations thereunder, subject to receipt of various statutory and regulatory approvals.

We also refer to our earlier letter dated April 21, 2023, wherein we had informed that HDFC Bank had made certain requests to the Reserve Bank of India (“RBI”) and that the RBI vide its letter dated April 20, 2023, had provided certain forbearance/ clarifications to HDFC Bank. Under the said letter, RBI had inter alia permitted the transfer, in terms of the Scheme, of shareholding of HDFC Limited in HDFC Life and HDFC ERGO, to HDFC Bank and advised that HDFC Limited or HDFC Bank should increase the shareholding in HDFC Life and HDFC ERGO to more than 50% prior to the effective date of the Scheme.

In connection with the above, we understand that IRDAI vide its separate letters dated June 23, 2023, addressed to HDFC Life and HDFC Ergo, has granted its approval in terms of Section 6A of the Insurance Act, 1938, as under, subject to certain conditions mentioned therein:

(a)	for HDFC Limited to acquire such number of shares of HDFC Life and HDFC ERGO, so that HDFC Limited holds approximately 50.5% of the paid-up share capital of HDFC Life and HDFC Ergo; and

(b)

for transfer of the entire shareholding (including additional shares to be purchased pursuant to the above approval) of HDFC Limited in HDFC Life and HDFC ERGO to HDFC Bank, in view of the Proposed Amalgamation.

We request you to bring the above to the notice of all concerned.

Thank you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary